UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPECTRANETICS CORPORATION
(Name of Subject Company)

THE SPECTRANETICS CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

84760C107
(CUSIP Number of Class of Securities)

Paul Gardon
Senior Vice President - General Counsel
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, CO 80921
 (719) 447-2000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2017, as amended and supplemented by Amendment No. 1 filed with the SEC on July 25, 2017 and Amendment No. 2 filed with the SEC on July 26, 2017 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by The Spectranetics Corporation, a Delaware corporation (“Spectranetics” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent and Koninklijke Philips N.V., a corporation organized under the laws of the Netherlands, with the SEC on July 12, 2017, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Spectranetics (the “Shares”) at a purchase price of $38.50 per Share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 12, 2017, and in the related Letter of Transmittal, copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.  Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the following:

(a)	Adding the following sentence as the last sentence in the paragraph starting with “Germany.” under the heading “Foreign Antitrust Compliance”:

“On July 27, 2017, Philips received approval from the German Federal Cartel Office.”

(b)	Replacing the third paragraph immediately below the heading “Litigation” with the following paragraph:

“On July 24, 2017, plaintiff Aviles filed a motion for expedited proceedings and a preliminary injunction.  On July 26, 2017, plaintiff Aviles withdrew his motion for expedited proceedings and a preliminary injunction.”

(c)	Adding the following heading and paragraph immediately preceding the heading “Forward-Looking Statements”:

“Other Considerations

On July 26, 2017, the Company received Premarket Approval from the United States Food and Drug Administration for Stellarex.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

The Spectranetics Corporation

	By:	/s/ Paul Gardon
		Name:	Paul Gardon
		Title:	Senior Vice President - General Counsel

Date: July 27, 2017